Via EDGAR

March 22, 2012

Ms. Tamara Tangen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Park Electrochemical Corp.

Form 10-K for the Fiscal Year Ended February 27, 2011

Filed on May 12, 2011

Forms 8-K filed on September 27, 2011 and December 21, 2011

File No. 001-04415

Dear Ms. Tangen:

We have received the comments relating to the above referenced filings presented in the letter signed by Craig D. Wilson and dated March 9, 2012 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park”).

This letter confirms my telephone conversation with you Tuesday afternoon. As we discussed, Park’s fiscal year ended on February 26, 2012. As a result, the key personnel necessary to prepare our response have not been able to devote sufficient attention to preparing our response. Accordingly, we intend to provide you with a response to your comments on or before Friday, April 6, 2012.

Sincerely,

/s/ Stephen M. Banker

Stephen M. Banker

Vice President and General Counsel

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